UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-42611

ISOENERGY LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

217 Queen Street West, Suite 303

Toronto, Ontario

M5V 0R2

Tel: 1-833-572-2333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

INCORPORATION BY REFERENCE

The exhibits to this report on Form 6-K are incorporated by reference into, and as exhibits to, the Registration Statements on Form F-10 (Commission File No. 333-287236) and Form S-8 (Commission File No. 333-287876) of the registrant, IsoEnergy Ltd.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Management’s Discussion and Analysis for the three and nine months ended September 30, 2025 and 2024
99.2	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2025 and 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ISOENERGY LTD.

Date: November 6, 2025	By:	/s/ Graham du Preez
Name: Graham du Preez
Title: Chief Financial Officer